Sergei Rogov

Letter of Resignation

April 1, 2016

KinerjaPay Corp.
Board of Directors

I hereby resign as Chief Executive Officer, Chief Financial Officer and a director of KinerjaPay Corp. (the "Company"), effective immediately. I have had no disagreements with the Company's operations, policies or practices. The reason for my resignation is to permit me to pursue other business opportunities.

Yours truly,

/s/: Sergei Rogov
Sergei Rogov